Neovasc Reducer Spotlighted in Leading German Public Television Program

Elective Interventional Procedures Resume in Germany

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today announced that the Neovasc Reducer™ device ("Reducer") for the treatment of refractory angina was featured on the Hamburg-based German public television program NDR Visite. The segment coincides with a resumption of German procedure volume seen before the COVID-19 virus reduced elective procedure volumes worldwide.

NDR Visite is a popular, weekly primetime television program that highlights current issues and innovations in Germany's healthcare system.  This week's episode featured a patient that had long suffered from the debilitating effects of refractory angina. His quality of life was markedly diminished, and he was unable to perform daily activities as a result of his frequent chest pain. Dr. Sebastian Philipp from Elbe Klinikum, Stade, Germany elected Reducer therapy to treat the patient's symptoms.  The Reducer is a small metallic implant that is placed into the coronary sinus vein during a minimally invasive procedure.  The implant helps to redistribute blood flow within the heart to provide relief. Over the course of a few weeks, as the implant becomes incorporated into the body's natural tissue, the patient's symptoms of chest pain and shortness of breath are reduced. After his follow-up visit, the patient was able to resume an active and productive lifestyle.

Prof. Dr. med. Ulrich Schäfer, Chief Cardiologist at Marienkrankenhaus, one of the first physicians to utilize Reducer therapy in Germany, commented during the program that Reducer therapy should be considered more frequently as it improves symptoms and increases exercise capability of patients.

The timing of the NDR Visite feature coincides with a resumption of elective procedures in Germany. Fred Colen, President and CEO of Neovasc, commented, "We are gratified to see a strong rebound in Reducer procedures in Germany, our largest and most important market." He added, "Over the past couple of weeks we have seen Reducer volumes return to pre-COVID-19 levels in Germany and our implant schedule for the next several weeks looks strong in that market. Beyond Germany, we are also beginning to see signs of a rebound in some other European markets for Reducer."

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when there is inadequate supply of blood to parts of the heart muscle, despite current treatment therapies, including any form of standard revascularization and drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, it is currently under PMA review. The FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. 1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long‐term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the growth and outlook for Reducer procedures in Germany and other European markets, the growing incidence of refractory angina and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion or exercise of the Company's existing securities, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018 or 2019; 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risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; 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and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.